UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

Pay Mobile, Inc., f/k/a Expertelligence, Inc.
(Exact name of registrant as specified in the Charter)

Nevada	0-11596	95-3506403
(State or other jurisdiction of	(Commission file number)	(IRS Employee Identification No.)
incorporation or organization)

2101 Vista Pkwy, Ste. 292
West Palm Beach, FL
Registrant’s telephone number, including area code:  (561) 228-6148

Copies to:

Eric P. Littman, Esq.
7695 SW 104th St.
Suite 210
Miami, FL 33156
Telephone: (305) 663-3333
Fax: (305) 662-8787

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
_____________________________________________________________

April 14, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share (“Common Stock”) of Pay Mobile, Inc., f/k/aExpertelligence, Inc., a Nevada corporation (the “Company, “we”, “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about April 15, 2011 to the holders of record at the close of business on April 14, 2011. This information is being provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Change of Control

On March 24, 2011, we entered into a Stock Exchange Agreement (the “Agreement”), with the Company as the Issuer, and Paymobile, Inc., a Delaware corporation ( “Paymobile Delaware”) and its shareholders. The material terms of the Agreement provided that the Paymobile Delaware shareholders would be issued a total of 80,000,000 shares of common Stock of the Issuer and simultaneously therewith, the Issuer’s President and National Business Investors have agreed to collectively return to treasury and cancel 50,000,000 of their shares of Common Stock.  In connection with the consummation of the Agreement, Francisco Terreforte resigned as sole officer and director of the Company and Gino Porco was appointed as a Director, President, CEO and CFO  of the Company and Peter Strang was appointed as a Director of the Company.  These will take effect on or about the 10th day after the filing of this Form 14(f).

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the Agreement and issuance of shares of common stock of the Company. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of March 11, 2011, the Company had 94,964,138  shares of Common Stock, par value $0.0001 per share, outstanding. Each share of Common Stock is entitled to one vote. After the completion of the transactions, there will be approximately 126,214,138 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position

Francisco Terreforte	40	Director, President

J. Francisco Terreforte, age 40, had been our sole officer and  director since June 14, 2010.  He is currently an independent Consultant to several companies, specifically in the mortgage and realty investment sector.  Prior to becoming an independent Consultant, Mr. Terreforte oversaw the Mortgage Administration Division of Central Florida Investments, Inc.  Mr. Terreforte was with Central Florida Investments for eight (8) years.  Mr. Terreforte holds a Bachelor's Degree in Business Administration from the A.G.M - University of Puerto Rico and is fluent is Spanish.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

The Company does not have, and nor is it required to, any committees of the Board of Directors.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

(1)
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has currently not adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer and director of the Company resigned and the persons discussed below were appointed as the new officers and directors of the Company.

Name	Age	Position

Gino Porco	43	Director, President, CEO and CFO

Peter Strang	44	Director

Gino Porco is currently serving as our President, Chief Executive Officer and Chief Financial Officer. Mr. Porco is responsible for the company's technology initiatives including the planning, development and performance for device applications and technologies that drive the various offerings of the company. Mr. Porco has been the President and Director of Paymobile, Inc. (Delaware) since March 2009, Mr. Porco was founded and invented MyScreen Mobile in 2007; he oversaw the development of the company's technology initiatives from planning stage through development and performance testing. Gino has supervised multiple development teams working on both network development and infrastructure. Its unique patent-pending technology delivers a full-screen, incentive-based advertisements directly to the mobile phones of opt-in subscribers. Mr. Porco remains Chairman of Myscreen's Advisory board. Mr. Porco has supervised multiple development teams working on both network development and infrastructure and device applications and technologies, driving our various core offerings.  Since September 2002 to the current date, Mr. Porco has been President of Envenia Networks, which designs and implements best-of-breed, carrier-class voice networking solutions.  Mr. Porco has consulted on various telecommunication projects, lending expertise to the development of Sky Voice, Digital World, Power Telephone, Carrier and Compu-call communication, as well as various internet projects since its rise to prominence in the late 1990’s.

Peter Strang began his professional career in real estate development. Mr. Strang is President of NAC Investments Limited since January 1997. For the past decade his focus has been strategic in raising both seed and growth capital for a number of technology related companies in North America. Mr. Strang's entrepreneurial spirit and strong sense of market change and opportunity has led Mr. Strang to become a founder of several telecom based companies.

Mr. Strang's global network combined with his hands on experience is an invaluable asset in Paymobile's future growth strategy for both North America and beyond.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company. The table is based upon 126,214,138  shares of the Company's Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Gino Porco(1)(2)(3)	16,250,000	12.87%
Peter Strang(1)(4)	16,250,000	12.87%
Selectcore	26,500,000	21.78%

(1)	Officer of the Company
(2)	Director of the Company
(3)	All of such shares are held by 6887520 Canada Inc., which is beneficially owned entirely by Mr. Porco.
(4)	All of such shares are held by 2266927 Ontario Inc., which is beneficially owned entirely by Mr. Strang.

Family Relationships

There are no family relationships among our directors or officers.

EXECUTIVE COMPENSATION

Employment Agreements

The Company has no employment agreements with its executive officers, and there is no severance or change of control payments provided under any agreement.

Compensation of Directors

During 2009 and 2010, the executive officers did not receive separate compensation for their services as directors. All directors receive reimbursement of expenses but no fees for serving as directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section l6(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended June  30,2007, the Company  determined that one of the Company's directors and majority shareholder  did not comply with applicable Section 16 requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ExperTelligence, Inc.
n/k/a Pay Mobile, Inc.
(Registrant)

By:	/s/ Francisco Terreforte
Francisco Terreforte, CEO

Dated: April 14, 2011